SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2*

Under the Securities Exchange Act of 1934

BioCardia, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09060U507
(CUSIP Number)

August 6, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060U507
1.	Names of Reporting Persons.
	Gerald P. Peters
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares	5.	Sole Voting Power 531,788
Beneficially Owned by	6.	Shared Voting Power 60,685
Each Reporting	7.	Sole Dispositive Power 531,788
Person With:	8.	Shared Dispositive Power 60,685
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,473
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions)
	IN

Item 1(a) Name of Issuer: BioCardia, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices: 125 Shoreway Road, Suite B, San Carlos, CA 94070

Item 2 (a) Name of Person Filing: Gerald P. Peters

Item 2 (b) Address of Principal Business Office or, if none, Residence:
1011 Paseo de Peralta, Santa Fe, NM 87501

Item 2 (c) Citizenship: United States of America

Item 2 (d) Title of Class of Securities: Common Stock, $0.001 par value per share

Item 2 (e) CUSIP Number: 09060U507

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 592,473 shares

(b)	Percent of class: 8.6%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 531,788 shares(1)

(ii)	Shared power to vote or to direct the vote: 60,685 shares(2)

(iii)	Sole power to dispose or to direct the disposition of: 531,788 shares(1)

(iv)	Shared power to dispose or to direct the disposition of: 60,685 shares(2)

__________

(1)

Consists of (i) 166,086 shares of common stock held by Gerald P. Peters, (ii) 89,487 shares of common stock held by The Peters Corporation, (iii) 33,456 shares of common stock held by the The Peters Family Art Foundation, (iv) 76,759 shares of common stock held in an account for the benefit of Mr. Peters, and (v) 166,000 shares of common stock issuable upon exercise of warrants held by Mr. Peters.

(2)

Consists of (i) 53,500 shares of common stock held in the Kathleen K. Peters & Gerald P. Peters III Revovable Trust UTA dtd. Sept. 29, 2008, and (ii) 7,185 shares of common stock held in an account for the benefit of the spouse of Mr. Peters.

(3)

Percentage calculation based on (i) 4,847,471 shares of common stock, par value $0.001 per share, outstanding on August 5, 2019, which number is taken from disclosures made by BioCardia, Inc. in its Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2019, plus (ii) 1,666,667 shares of common stock sold in BioCardia’s follow-on offering, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on August 6, 2019, plus (iii) 210,887 shares of common stock issued upon the closing of the follow-on offering, which number is also taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed with the Securities and Exchange Commission on August 6, 2019, and assumes (iv) the exercise of warrants held by Mr. Peters for 166,000 shares of common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2019
Date

/s/ Gerald P. Peters
Signature

Gerald P. Peters
Name/Title